Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of August, 2003

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil 01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Press Release dated August 06, 2003

2.	Independent Accountants’ Review Report for the quarter and six months ended June 30, 2003

3.	Notice to Shareholders, Distribution of Dividends

ITEM 1

ULTRAPAR PARTICIPAÇÕES S.A.

(NYSE: UGP/ BOVESPA:UGPA4)

INFORMATION AND RESULTS FOR THE SECOND QUARTER 2003
(São Paulo, Brazil, August 6, 2003)

38% GROWTH IN NET REVENUE IN 2Q03 COMPARED TO 2Q02
15% GROWTH IN OPERATING PROFIT
EBITDA INCREASED 13% IN 2Q03 COMPARED TO 2Q02
29% HIGHER EBITDA IN 1H03 COMPARED TO 1H02

“With a great satisfaction we announced in July the signature of a protocol of understanding to the acquisition of Canamex, which will mean the first stage in Ultrapar’s globalization process. We work focused on the consistency of our results and on the expansion of our businesses, always having in mind the value creation to our shareholders.”

Paulo G. A. Cunha - CEO

Ultrapar Participações S.A.
UGPA4 = R$ 26.50 / 1,000 shares
UGP = US$ 9.22 / ADR
(06/30/03)

2nd Quarter 2003 - Overview

Ultrapar, a company engaged in LPG distribution (Ultragaz), chemical and petrochemical production (Oxiteno), as well as transportation and storage of related products (Ultracargo), reported the following results for the second quarter 2003:

Financial Performance	2Q03	2Q02	Δ (%)	1H03	1H02	Δ (%)
Ultrapar Consolidated			2Q03x2Q02			1H03x1H02

Net Sales Revenue	933	674	38%	1,867	1,254	49%
Gross Profit	188	161	17%	380	294	29%
Operating Profit	85	74	15%	175	128	37%
EBITDA	119	105	13%	241	187	29%
Net Income	52	43	21%	112	67	67%
Earnings per 1,000 shares	0.74	0.81	(9%)	1.60	1.26	27%

In millions of R$ (except EPS)

Operating Performance	2Q03	2Q02	Δ (%)	1H03	1H02	Δ (%)
Ultragaz			2Q03x2Q02			1H03x1H02

Sales Volume (thousand ton)	310.4	326.6	(5%)	600.2	633.7	(5%)
Bottled	198.9	194.5	2%	378.1	380.1	(1%)
Bulk	111.4	132.1	(16%)	222.2	253.7	(12%)

Operating Performance	2Q03	2Q02	Δ (%)	1H03	1H02	Δ (%)
Oxiteno			2Q03x2Q02			1H03x1H02

Sales Volume (thousand ton)	110.6	87.9	26%	228.5	193.8	18%
Domestic	61.5	69.4	(11%)	131.6	125.4	5%
Exports	49.1	18.4	167%	96.9	68.3	42%

Highlights:

➢	The signature of a preliminary agreement to acquire the chemical division of the Berci Group (CANAMEX) is the first stage in Ultrapar’s globalization process. The acquisition is designed to establish a more active presence in the Mexican market of specialty chemicals and to create a production and distribution platform to the United States.

➢	On August 6, 2003, Ultrapar’s Board of Directors approved a dividend distribution in the amount of R$ 0.508195 per 1,000 preferred shares and R$ 0.461996 per 1,000 common shares, corresponding to an advance on year-end 2003 earnings, to be paid on August 29, 2003.

➢	During April, May and July, Ultrapar, through Oxiteno, raised US$70 million in pre-export facilities with an average 3 year term and an average cost equivalent to 91.3% of the Interbank Deposit Certificate – CDI on the funding contract date.

Ultrapar and the macroeconomic environment

A strong wage of optimism in the financial markets in the first half 2003 resulted in the strengthening of the Real and the reduction in the country risk premium. In the real economy, the high interests and inflation rates and the lack of a trigger to the e xports due to the currency appreciation, resulted in lower industrial production, lower investments and a decline in workers’ real wages.

Internationally, the post conflict scenario in Middle East drove down in 9% the average oil price in dollar (Brent) this quarter, compared to the average price practiced in the first quarter 2003. Following this trend, the average NWE benchmark price for naphtha decreased 27% between 2Q03 and 1Q03. However, when compared to the 2Q02, oil and nafta average prices increased 3% and 5%, respectively.

In Brazil, due to the delay to pass through the international prices and the currency variation to nafta prices, nafta average price remained, in reais, at the same levels when compared to the 1Q03, and presented a 83% average increase when compared to the 2Q02, impacting petrochemicals margins. The drop in oil related prices should reflect in Ultrapar’s costs only in the third quarter 2003.

Despite the scenario of low industrial production and high oil related prices, once again Ultrapar achieved significant improvements in its results in this quarter. Oxiteno achieved a favorable result compared to the second quarter 2002, when it suffered from a shortage of raw materials and an unfavorable price environment. Ultragaz was able to show a similar performance when compared to the 2Q02, even though the successive increases in the ex-refinery prices occurred during 2002, the demand retraction, and the client losses to natural gas, that impacted its results.

Operating Performance

Ultragaz - In 2Q03, the Brazilian LPG market was negatively impacted by the successive increases in Petrobras LPG prices, by demand retraction and by client losses due to competition from natural gas. As a result, the LPG market reported a year over year decline in sales volume of 5.2%. Ultragaz posted 2Q03 sales volume of 310.4 thousand tons, 5.0% lower when compared with the second quarter 2002. In the first half of 2003, Ultragaz recorded a sales volume of 600.2 thousand ton, 5.3% lower when compared with the first half of 2002, while the Brazilian LPG market as a whole was down 7.6% in the same period.

Sales Volume – Ultragaz (in thousand ton)

Sales volume in the bottled segment, served mainly by 13 Kg cylinders, increased 2% over 2Q02, a consequence of the geographic expansion mainly to the states of Minas Gerais and Rio de Janeiro. In the bulk segment, comprising mainly industrial and commercial consumers, 2Q03 sales volume dropped 20.7 thousand tons compared to 2Q02, mainly the result of industrial companies located along the Brazil-Bolivia gas pipeline that converted their energy source to natural gas. This situation was in line with company’s expectations.

Oxiteno - Oxiteno is a producer of Ethylene Oxide and its main derivatives, as well as a large producer of specialty chemicals. Oxiteno’s products are used throughout many industrial sectors, including PET packaging, paints, cosmetics and detergents.

Oxiteno’s 2Q03 sales volume was 110.6 thousand tons, a 26% increase in relation to the second quarter 2002. This increase is a reflection of the greater supply of raw material this quarter in relation to 2Q02 when Braskem, ethylene supplier in Camaçari, interrupted operations as part of its program to expand production capacity, restricting Oxiteno’s ethylene supply in 22% in that quarter, impacting sales volume, particularly exports.

Sales volume to the domestic market was 61.5 thousand tons, a decline of 11% in relation to the second quarter 2002, a reflection of the drop in sales in the polyester and hydraulic fluid segments due to weaker economic activity of these segments this year. Exports were 49.1 thousand tons, a 167% growth compared to the preceding year, when exports were damaged by the ethylene restriction in Camaçari. In the first half of 2003, Oxiteno’s sales volume was 228.5 tons, a 18% increase compared to the first half of 2002.

Sales Volume – Oxiteno (in thousand ton)

Ultracargo. Through its subsidiaries Transultra and Tequimar, Ultracargo is one of the leaders in logistics for the chemical, petrochemicals and LPG sectors in Brazil. Among the solutions, Transultra offers integrated multi-modal transportation and operations of reception and expedition of goods at its customers’ installations. Transultra operates through its own and third-party fleets. Tequimar maintains and operates storage installations at port terminals and rail junctions for the movement of chemical and petrochemical products. Tequimar operates terminals i n Aratu, Camaçari, Maceió, Paulínia, Santos and Suape. The company’s considerable storage capacity and the strategic location of its assets, facilitates product movement along its multi-modal logistics system. Besides storage services, Tequimar offers ship loading and unloading services, the operation of pipelines, logistics programming and installation engineering.

Transultra increased its fleet mileage by 39% in 2Q03, a consequence of winning new and important clients during 2002 and of investing in new trucks. At Tequimar, the effective storage capacity increased by 9% between second quarters, due to the 20 thousand cubic meters expansion in the Aratu terminal, occurred in June, and to the increase in the occupancy rate of Tequimar’s tanks. In 2Q03 it reached 94.3%, versus 91.2% in 2Q02.

Financial Performance

Net Sales Revenue - Consolidated net sales revenue totaled R$ 932.7 million in 2Q03, an increase of 38% when compared to 2Q02. In the first half of 2003, consolidated net sales revenue totaled R$ 1,866.9 million, 49% higher than in the first half of 2002.

Ultragaz – Net sales revenue at Ultragaz totaled R$ 616.7 million in 2Q03 a 31% increase over 2Q02. The increase reflects the increase in LPG costs during 2002. In the first half of 2003, net sales revenue totaled R$ 1,185.6 million, a 37% increase over 1H02.

Oxiteno – Net sales revenue totaled R$ 282.2 million in 2Q03, 56% higher than in the 2Q02. The real depreciation and the recovery of glycol prices in the international market, resulted in a 24% improvement in average sales prices, comparing the two second quarters. In the first half of 2003, net sales revenue increased by 76% over 1H02.

Ultracargo – Net sales revenue in 2Q03 was R$ 43.1 million, 43% higher than in 2Q02. This increase is a result of new clients at Transultra and the increase of storage volume at Tequimar.

Cost of Goods Sold. Cost of goods sold at Ultrapar in 2Q03 totaled R$ 744.8 million, 45% higher than in the 2Q02. In the first half of 2003, cost of goods sold was 55% higher compared to the same period in 2003.

Ultragaz: The cost of goods sold in 2Q03 increased 37% over 2Q02, driven by LPG cost corrections, reflecting foreign exchange rate variation and LPG price levels practiced on the international market. Year over year, average LPG prices charged to the distributors increased 57%. Comparing the first six-month periods of 2003 and 2002, cost of goods sold at Ultragaz increased 47%.

Oxiteno: Cost of goods sold in 2Q03 increased 66% over 2Q02, reflecting increased sales volume together with an increase in variable unit costs, especially those of ethylene which year over year rose 61% per unit. Cost of goods sold increased 74% in the first half 2003 compared to the 1H02.

Ultracargo – Cost of services rendered increased 50% in the 2Q03 compared to the same period last year, reflecting increases in the volume of operations and increases in the cost of its main raw materials. Fuel costs and third-party freight costs increased at Transultra and, at Tequimar, the increase was in the cost of nitrogen, used to clean the tanks.

Selling General and Administrative Expenses – Ultrapar’s SG&A expenses totaled R$ 104.0 million in 2Q03, 17% higher than the R$ 88.7 million in 2Q02. In the first half of 2003, SG&A expenses were R$ 207.6 million, 23% higher than in the same period in 2002.

Ultragaz – General, administrative and selling expenses at Ultragaz were R$56.9 million in the quarter, R$3.8 million higher than in 2Q02, mainly due to the increase in depreciation expenses that were R$20.9 million in 2Q03, R$1.2 million higher than in the 2Q02, and to the increase in personnel expenses, a consequence of collective wage agreements negotiated in September 2002. Ultragaz’s operating expenses totaled R$ 111.4 million in 1H03, 13% higher than the in 1H02.

Oxiteno – General, administrative and selling expenses were R$39.1 million, an increase of R$8.8 million compared to the 2Q02, due to the R$8.5 million increase in selling expenses quarter over quarter, largely due to increased freight export expenses, compatible with growth in exports. In the first half of 2003, SG&A expenses at Oxiteno totaled R$ 80.8 million, R$ 22.3 million higher compared to the first half of 2002.

Ultracargo – General, administrative and selling expenses were R$9.2 million, an increase of R$1.9 million compared to the 2Q02, due to the increase in administrative expenses, a consequence of the need of hiring new employees after the celebration of new clients’ contracts and of collective wage agreements negotiated in the second half of 2002.

EBITDA – Consolidated cash generation (EBITDA) totaled R$ 118.8 million in 2Q03, 13% higher than the same period last year. In the first half of 2003 EBITDA totaled R$ 240.9 million, 29% higher than in the first half of 2002, of R$ 187.4 million.

Ultragaz – EBITDA at Ultragaz totaled R$ 61.6 million, at similar levels to the 2Q02.

Oxiteno – EBITDA at Oxiteno was R$ 45.5 million, 29% higher than in 2Q02.

Ultracargo – Ultracargo’s EBITDA totaled R$ 10.1 million, 46% higher than in the same period last year.

Financial Result – Ultrapar recorded a net financial expense of R$19.0 million in 2Q03 against financial income of R$14.8 million in 2Q02. During the second quarter 2003, Ultrapar’s net cash position remained close to zero. The effect of the Real appreciation on our overseas financial investments (therefore in dollar) impacted negatively our financial result in this quarter. Ultrapar's hedge policy is to protect all of the company’s dollar-denominated liabilities against currency fluctuations. Ultrapar’s financial income of R$14.8 million reported in 2Q02 is a consequence of Ultrapar’s net cash position of R$ 268.7 million in that period, and the impact of the Real devaluation in the 2Q02 on our overseas financial investments.

Net Profit – Consolidated second quarter 2003 net income was R$51.6 million, a 21% growth compared to the 2Q02. The improvement was the result of better operating profit and of the elimination of the minority participation in Oxiteno and Ultragaz, at the end of the corporate restructuring in the second half of 2002. In the first half of 2003, net income totaled R$111.6 million, a 67% growth compared to the first half of 2002.

CAPEX – Capital expenditures totaled R$ 53.8 million in 2Q03, allocated as following:

  At Ultragaz, primarily to the expansion in the bulk segment (UltraSystem), gas bottles and installing the ERP system;

  At Oxiteno, capex focused on the modernization of the industrial facilities, installation of ERP system and development of new products;

  At Ultracargo, investments in the expansion of the Aratu terminal and fleet expansion.
			Consolidated Investments, including the acquisition of shareholding stakes (R$ MM)

CAPEX 2Q03	R$	% of
	MM	Total

Ultragaz	36.6	68%
Oxiteno	11.0	20%
Ultracargo	6.2	12%
Ultrapar	53.8	100%

Ultrapar in the Capital Markets

Ultrapar’s shares showed a 14% growth in the 2Q03 while the Ibovespa index showed a 15% growth in the same period.

Share Repurchase Program – During the second quarter 2003, Ultrapar purchased a total of 63,600,000 shares.

Outlook

The signature of the preliminary agreement to the acquisition of Canamex reinforces Ultrapar’s intent and disposal to continue to look for growth opportunities, through solid and disciplined movements that add value for shareholders, and strengthen its market presence by growing the business, by improving performance and profitability or by technological improvement of its products and processes.

Oxiteno will continue to seek the development of new products and technologies as well as to conquer new markets through investments or through acquisitions, in Brazil or overseas. Ultragaz will keep its strategy of growth in UltraSystem but will also quest the expansion of its activities through acquisitions in the LPG sector in Brazil and abroad, mainly in Latin America. Ultracargo should strongly invest in its business expansion, exploring new opportunities that are arising from the large demand for logistics infrastructure in Brazil, the deregulation of the oil and oil derivatives market and from the strong growth in the international trade of vegetable oils and sugarcane alcohol.

Forthcoming Events

Results Release:

On August 07, 2003, Ultrapar will host a conference call with investors to discuss the company’s first quarter 2003 performance and the outlook for 2003.

Conference Call in Portuguese: 11:00 a.m. (Brasilia time)
Dial-in to pre-registering: 55 11 4613-0512
Website to pre-register: www.ccall.com.br/thomson
Password for participants: 129+ registration number to be provided at pre-registration (PIN)

Please call 5 minutes prior to the conference call time on 55 11 4613-0500 with your password.

Conference Call in English: 11:00 a.m. (New York time) / 12:00 a.m. (Brasilia time)
Dial-in to pre-register:
Calling from Brazil: 11 4613-0512
Calling from abroad: 55 11 4613-0513
Website: www.ccall.com.br/thomson (Click on version in English)
Participant Password: 458
Connecting Telephones:
Calling from Brazil: 11 4613-0503
Calling from the USA: 1-703-788-1236 or 1-866-812-0442 (toll free)
Participant Password: 458 + Personal Identification Number (PIN)

Following the conference calls, replays will be made available until August 15, 2003 at the following numbers:

Conference Call in Portuguese:
Telephone: 55 11 4613-0501 (Password 129)

Conference Call in English

For participants calling from Brazil: 11 4613-0502 (password 458)
For participants calling from the USA: 1-703-788-1236 or 1-866-812-0442 (Password 458)

Operational and Financial Summary

Financial Focus	2Q03	2Q02	1H03	1H02

Ultrapar EBITDA Margin	13%	16%	13%	15%
Ultrapar Net Margin	6%	6%	6%	5%

Productivity	2Q03	2Q02	1H03	1H02

EBITDA R$/ton Ultragaz (million)	199	186	199	172
EBITDA R$/ton Oxiteno (million)	412	403	525	316

Human Resources Focus	2Q03	2Q02	1H03	1H02

Employees - Ultrapar	5,917	5,814	5,917	5,814
Employees - Ultragaz	4,026	4,064	4,026	4,064
Employees - Oxiteno	923	906	923	906
Employees - Ultracargo	784	669	784	669

Capital Market Focus	2Q03	2Q02	1H03	1H02

Total Shares (million)	69,691	53,000	69,691	53,000
Market Value – R$ million	1,847	1,107	1,847	1,107

BOVESPA Average Daily Volume – thousand shares	45,073	28,241	32,335	29,757
BOVESPA Average Daily Volume – R$000	1,076,565	597,196	770,185	618,961
BOVESPA Average Price of the period – R$/000 shares	23,89	21,15	23,82	20,80

Total ADRs[1] at NYSE (000 ADRs)	4,272	4,345	4,272	4,345
ADRs Average Daily Volume	16,248	27,911	13,571	23,342

ADRs Average Daily Volume – US$000	130,673	238,055	102,843	198,816
ADR Average price in the period (US$)	8.04	8.53	7.58	8.52

TOTAL[2] Average Daily Volume – thousand shares	61,321	54,854	45,354	51,376
TOTAL[2] Average Daily Volume – R$000	1,471,336	1,162,214	1,084,002	1,070,856

[1] 1 ADR = 1,000 preferred shares
[2] Total = BOVESPA + NYSE

All financial information has been prepared in accordance with Brazilian corporate law accounting. All figures are given in Brazilian Reais, except on page 17 where they were converted into U.S. dollars, based on the average commercial exchange rate for the corresponding periods.

This document may contain forecasts as to future events. Such forecasts reflect merely expectations on the part of the Company’s management. Words such as “believe”, “expect”, “plan”, “strategy”, “prospect”, “forecast”, “estimate”, “project”, “anticipate”, “can” and other words with a similar meaning, are to be understood as preliminary declarations as to future expectations and projections. Such declarations are subject to risks and uncertainties forecasted or otherwise by the Company and may make the effective results significantly different from those that have been projected. For this reason, the reader should not base his/her decisions solely on these estimates.

For further information please contact: Investor Relations Department Ultrapar Participações S.A (55 11) 3177-6513 invest@ultra.com.br www.ultra.com.br

ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED BALANCE SHEET
In millions of reais - Corporate law

	QUARTERS ENDED IN

	JUN	JUN	MAR

	2003	2002	2003

ASSETS
Cash and marketable securities	676.3	688.6	621.8
Trade accounts receivable	277.1	214.8	321.1
Inventories	140.9	92.6	123.6
Other	177.9	109.6	160.8

Total Current Assets	1,272.2	1,105.6	1,227.3

Investments	33.4	89.7	32.5
Property, plant and equipment	807.7	720.5	791.2
Deferred charges	85.8	74.6	83.6
Other long term assets	53.5	54.6	52.6

Total Long Term Assets	980.4	939.4	959.9

TOTAL ASSETS	2,252.6	2,045.0	2,187.2

LIABILITIES AND STOCKHOLDERS' EQUITY
Loans	201.1	103.5	291.2
Suppliers	88.7	89.1	102.6
Salaries and related contributions	52.9	44.6	46.9
Taxes	12.0	27.8	14.7
Other accounts payable	22.9	23.0	22.9

Total Current Liabilities	377.6	288.0	478.3

Loans	470.3	316.4	350.9
Deferred income tax	30.2	29.5	35.2
Other long term liabilities	40.9	71.9	40.7

Total Long Term Liabilities	541.4	417.8	426.8

TOTAL LIABILITIES	919.0	705.8	905.1

STOCKHOLDERS' EQUITY
Capital	664.0	433.9	664.0
Revalution reserve	25.2	24.9	25.6
Revenue reserves	499.6	339.8	501.1
Retained earnings	112.3	67.9	60.4

Total Stockholders' Equity	1,301.1	866.5	1,251.1

Minority Interests	32.5	472.7	31.0

TOTAL STOCKHOLDERS' EQUITY & M.I.	1,333.6	1,339.2	1,282.1

TOTAL LIAB. AND STOCKHOLDERS' EQUITY	2,252.6	2,045.0	2,187.2

Cash	676.3	688.6	621.8
Debt	671.4	419.9	642.1

Net cash (debt)	4.9	268.7	(20.3)

     ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED STATEMENT OF INCOME
In millions of reais (except per share data) - Corporate law

	QUARTERS ENDED IN			ACCUMULATED

	JUN	JUN	MAR	JUN	JUN

	2003	2002	2003	2003	2002

Net sales	932.7	674.3	934.2	1,866.9	1,253.9

Cost of goods sold	(744.8)	(512.9)	(741.7)	(1,486.5)	(959.9)

Gross profit	187.9	161.4	192.5	380.4	294.0

Operating expenses
Selling	(38.2)	(27.5)	(36.8)	(75.0)	(52.2)
General and administrative	(43.5)	(40.2)	(45.1)	(88.6)	(75.9)
Depreciation and amortization	(22.3)	(21.0)	(21.7)	(44.0)	(40.0)

Other operating results	1.2	1.5	0.7	1.9	2.3

Income before equity and financial
results	85.1	74.2	89.6	174.7	128.2

Financial results
Financial income	(70.4)	81.4	2.5	(67.9)	103.6
Financial expenses	59.1	(58.8)	(6.1)	53.0	(72.7)
Taxes on financial activities	(7.7)	(7.8)	(8.7)	(16.4)	(15.4)
Equity in earnings (losses) of affiliates
Affiliates	-	-	(0.4)	(0.4)	1.1
Benefit of tax holidays	11.2	7.7	12.9	24.1	13.9

Non-operating income (expense)	(0.2)	(0.4)	(0.9)	(1.1)	(1.7)

Income before taxes	77.1	96.3	88.9	166.0	157.0

Social contribution and income tax	(23.7)	(22.9)	(28.9)	(52.6)	(45.2)

Income before minority interest	53.4	73.4	60.0	113.4	111.8

Minority interest	(1.8)	(30.8)	-	(1.8)	(44.8)

Net Income	51.6	42.6	60.0	111.6	67.0

EBITDA	118.8	104.9	122.1	240.9	187.4
Depreciation and amortization	33.8	30.7	32.4	66.2	59.1
Investments	56.6	57.1	48.2	104.8	86.4

RATIOS

Earnings / 1,000 shares	0.74	0.81	0.86	1.60	1.26

Net debt / Stockholders' equity	Na	Na	0.02	-	-
Net debt / LTM EBITDA	Na	Na	0.04	-	-
Net interest expense / EBITDA	0.16	Na	0.10	0.13	Na

Operating margin	9%	11%	10%	9%	10%
EBITDA margin	13%	16%	13%	13%	15%

     ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED CASH FLOW STATEMENT
In millions of reais - corporate law

	JUN

	2003	2002

Cash Flows from operating activities	28.1	197.5
Net income	111.6	67.0
Minority interest	1.8	44.8
Depreciation and amortization	66.2	59.1
Working capital	(72.5)	(22.8)
Financial expenses (A)	(71.8)	48.7
Other	(7.2)	0.7

Cash Flows from investing activities	(103.1)	(84.6)
Additions to property, plant, equipment and deferred charges	(102.2)	(81.6)
Disposals of permanent assets	3.8	1.9
Acquisition of minority interests (including treasury shares)	(2.6)	(4.8)
Dividends received from affiliates	-	0.4
Other	(2.1)	(0.5)

Cash Flows from financing activities	113.4	(80.3)
Short term debt, net	44.3	(25.0)
Issuances	190.7	27.8
Debt payments	(71.7)	(46.6)
Related companies	(0.4)	(0.4)
Dividends paid (B)	(47.2)	(35.9)
Other	(2.3)	(0.2)

Net increase (decrease) in cash and cash equivalents	38.4	32.6

Cash and cash equivalents at the beginning of the period	637.9	656.0

Cash and cash equivalents at the end of the period	676.3	688.6

Supplemental disclosure of cash flow information
Cash paid for interest (C)	26.4	18.3
Cash paid for taxes on income (C)	14.3	13.1
Supplier financing of acquisition of property, plant and equipment	-	2.8

(A)	Not including financial income. Comprised basically of financial expenses, in particular, exchange variations.
(B)	Including dividends paid by Ultrapar and its subsidiaries.
(C)	Included in cash flow from operating activities.
(D)	Included ICMS on the Property, plant and equipment according to Law Complemental no. 102/2000.

ULTRAGAZ PARTICIPAÇÕES LTDA.
CONSOLIDATED BALANCE SHEET
In millions of reais - Corporate law

	QUARTERS ENDED IN

	JUN	JUN	MAR

	2003	2002	2003

OPERATING ASSETS
Trade accounts receivable	143.9	122.8	155.6
Inventories	23.1	17.1	25.3
Other	86.7	38.5	75.5
Property, plant & equipment	379.7	339.3	365.3
Deferred charges	76.3	72.4	76.3

TOTAL OPERATING ASSETS	709.7	590.1	698.0

OPERATING LIABILITIES
Suppliers	41.2	56.5	26.6
Salaries and related contributions	27.0	23.5	23.7
Taxes	1.3	1.7	1.5
Other accounts payable	3.2	2.0	3.5

TOTAL OPERATING LIABILITIES	72.7	83.7	55.3

     ULTRAGAZ PARTICIPAÇÕES LTDA.
CONSOLIDATED STATEMENT OF INCOME
In millions of reais - Corporate law

	QUARTERS ENDED IN			ACCUMULATED

	JUN	JUN	MAR	JUN	JUN

	2003	2002	2003	2003	2002

Net sales	616.7	471.7	568.9	1,185.6	862.5

Cost of goods sold	(520.0)	(378.6)	(499.0)	(1,019.0)	(693.0)

Gross profit	96.7	93.1	69.9	166.6	169.5

Operating expenses
Selling	(19.6)	(17.4)	(17.4)	(37.0)	(31.6)
General and administrative	(16.4)	(16.0)	(16.8)	(33.2)	(30.0)
Depreciation and amortization	(20.9)	(19.7)	(20.3)	(41.2)	(37.6)

Other operating results	0.9	1.0	0.3	1.2	1.4

EBIT	40.7	41.0	15.7	56.4	71.7

EBITDA	61.6	60.7	36.0	97.6	109.2
Depreciation and amortization	20.9	19.7	20.3	41.2	37.6

RATIOS

Operating margin	7%	9%	3%	5%	8%
EBITDA margin	10%	13%	6%	8%	13%

OXITENO S/A - INDÚSTRIA E COMÉRCIO
CONSOLIDATED BALANCE SHEET
In millions of reais - Corporate law

	QUARTERS ENDED IN

	JUN	JUN	MAR

	2003	2002	2003

OPERATING ASSETS
Trade accounts receivable	116.3	81.1	148.0
Inventories	116.1	74.2	96.7
Other	37.2	15.6	22.1
Property, plant & equipment	323.3	304.5	323.1
Deferred charges	10.0	4.3	8.2

TOTAL OPERATING ASSETS	602.9	479.7	598.1

OPERATING LIABILITIES
Suppliers	43.6	29.1	68.0
Salaries and related contributions	20.1	17.2	17.4
Taxes	4.8	3.6	6.3
Other accounts payable	18.0	19.3	15.8

TOTAL OPERATING LIABILITIES	86.5	69.2	107.5

OXITENO S/A - INDÚSTRIA E COMÉRCIO
CONSOLIDATED STATEMENT OF INCOME
In millions of reais - Corporate law

	QUARTERS ENDED IN			ACCUMULATED

	JUN	JUN	MAR	JUN	JUN

	2003	2002	2003	2003	2002

Net sales	282.2	181.3	333.3	615.5	350.5

Cost of goods sold
Variable	(179.7)	(101.1)	(197.2)	(376.9)	(199.3)
Fixed	(18.8)	(16.0)	(21.2)	(40.0)	(34.5)
Depreciation and amortization	(7.7)	(7.3)	(7.6)	(15.3)	(14.4)

Gross profit	76.0	56.9	107.3	183.3	102.3

Operating expenses
Selling	(18.6)	(10.1)	(19.4)	(38.0)	(20.6)
General and administrative	(19.5)	(19.3)	(21.4)	(40.9)	(36.3)
Depreciation and amortization	(1.0)	(0.9)	(0.9)	(1.9)	(1.6)

Other operating results	(0.1)	0.7	0.5	0.4	1.4

EBIT	36.8	27.3	66.1	102.9	45.2

EBITDA	45.5	35.4	74.6	120.1	61.1

Depreciation and amortization	8.7	8.1	8.5	17.2	16.0

RATIOS

Operating margin	13%	15%	20%	17%	13%
EBITDA margin	16%	20%	22%	20%	17%

ULTRACARGO PARTICIPAÇÕES LTDA.
CONSOLIDATED BALANCE SHEET
In millions of reais - Corporate law

	QUARTERS ENDED IN

	JUN	JUN	MAR

	2003	2002	2003

OPERATING ASSETS
Trade accounts receivable	16.9	12.0	19.3
Inventories	1.7	1.4	1.6
Other	2.1	2.0	1.5
Property, plant & equipment	91.2	62.7	89.3
Deferred charges	1.6	0.4	1.3

TOTAL OPERATING ASSETS	113.5	78.5	113.0

OPERATING LIABILITIES
Suppliers	5.2	4.3	9.8
Salaries and related contributions	5.5	3.8	5.7
Taxes	3.1	2.9	3.5
Other accounts payable	-	-	0.1

TOTAL OPERATING LIABILITIES	13.8	11.0	19.1

ULTRACARGO PARTICIPAÇÕES LTDA.
CONSOLIDATED STATEMENT OF INCOME
In millions of reais - Corporate law

	QUARTERS ENDED IN			ACCUMULATED

	JUN	JUN	MAR	JUN	JUN

	2003	2002	2003	2003	2002

Net sales	43.1	30.1	41.5	84.6	57.8

Cost of sales	(28.0)	(18.6)	(26.2)	(54.2)	(35.4)

Gross profit	15.1	11.5	15.3	30.4	22.4

Operating expenses
Selling	-	-	-	-	-
General and administrative	(9.0)	(7.1)	(8.5)	(17.5)	(13.4)
Depreciation and amortization	(0.2)	(0.2)	(0.2)	(0.4)	(0.4)

Other operating results	0.2	0.1	0.1	0.3	0.3

EBIT	6.1	4.3	6.7	12.8	8.9

EBITDA	10.1	6.9	10.0	20.1	14.1
Depreciation and amortization	4.0	2.6	3.3	7.3	5.1

RATIOS

Operating margin	14%	14%	16%	15%	15%
EBTIDA margin	23%	23%	24%	24%	24%

     ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED INCOME STATEMENT
In millions of US dollars (except per share data) - Corporate law

	QUARTERS ENDED IN			ACCUMULATED

	JUN	JUN	MAR	JUN	JUN

(US$ millions)	2003	2002	2003	2003	2002

Net sales
Ultrapar	312.4	269.2	267.5	576.4	513.2
Ultragaz	206.5	188.3	162.9	366.0	353.0
Oxiteno	94.5	72.4	95.4	190.0	143.5
Ultracargo	14.4	12.0	11.9	26.1	23.7

EBIT
Ultrapar	28.5	29.6	25.7	53.9	52.5
Ultragaz	13.6	16.4	4.5	17.4	29.3
Oxiteno	12.4	10.9	18.9	31.8	18.5
Ultracargo	2.1	1.7	1.9	4.0	3.6

Operating margin
Ultrapar	9%	11%	10%	9%	10%
Ultragaz	7%	9%	3%	5%	8%
Oxiteno	13%	15%	20%	17%	13%
Ultracargo	14%	14%	16%	15%	15%

EBITDA
Ultrapar	39.8	41.9	35.0	74.4	76.7
Ultragaz	20.6	24.2	10.3	30.1	44.7
Oxiteno	15.3	14.1	21.4	37.1	25.0
Ultracargo	3.4	2.8	2.9	6.2	5.7

EBITDA margin
Ultrapar	13%	16%	13%	13%	15%
Ultragaz	10%	13%	6%	8%	13%
Oxiteno	16%	19%	22%	20%	17%
Ultracargo	23%	23%	24%	24%	24%

Net income
Ultrapar	17.3	17.0	17.2	34.5	27.4

Net income/ 1000 shares (US$)	0.25	0.32	0.25	0.49	0.52

ULTRAPAR PARTICIPAÇÕES S/A
LOANS, CASH AND MARKETABLE SECURITIES
In millions of reais - Corporate law

Loans	Balance in June/2003						Index/	Interest Rate %		Maturity and
							Currency (*)	Minimum	Maximum	Amortization Schedule
	Ultragaz	Oxiteno	Ultracargo	Ultrapar Holding	Other	Ultrapar Consolidated
Foreign Currency

International Finance Corporation - IFC	-	7.2	-	-	-	7.2	US$	9.4	9.4	Semi-annually until 2003
Syndicated loan	172.7	-	-	-	-	172.7	US$	7.2	7.2	Semi-annually until 2004
Financings of Inventories and Property Plant & Equipment	-	11.2	-	-	-	11.2	US$	7.3	9.7	Semi-annually and Anually until 2004
										Monthly, Semi-annually and Anually
Export prepayment, net of linked operations	-	173.0	-	-	-	173.0	US$	4.1	16.3	until 2006
National Bank for Economic
and Social Development - BNDES	18.8	4.9	1.3	-	-	25.0	UMBNDES	10.4	12.3	Monthly until 2008
Advances on Foreign Exchange Contracts	-	77.6	-	-	-	77.6	US$	1.6	10.5	Maximum of 175 days

Subtotal	191.5	273.9	1.3	-	-	466.7

Local Currency

National Bank for Economic
and Social Development - BNDES	108.0	59.5	7.7	-	-	175.2	TJLP or IGP-M	1.5	6.5	Monthly and semi-annually until 2008
Agency for Financing Machinery and Equipment (FINAME)	3.6	2.8	20.6	-	-	27.0	TJLP	1.8	3.9	Monthly until 2008
Onlendings	-	2.5	-	-	-	2.5	TJLP	(2.0)	(2.0)	Monthly until 2009

Subtotal	111.6	64.8	28.3	-	-	204.7

Total	303.1	338.7	29.6	-	-	671.4

Composition per Annum

Up to 1 Year	47.6	146.0	7.5	-	-	201.1
From 1 to 2 Years	211.1	111.8	7.8	-	-	330.7
From 2 to 3 Years	26.8	62.2	6.5	-	-	95.5
From 3 to 4 Years	15.8	11.7	5.6	-	-	33.1
From 4 to 5 Years	1.8	6.2	2.2	-	-	10.2
From 5 to 6 Years	-	0.6	-	-	-	0.6
From 6 to 7 Years	-	0.2	-	-	-	0.2

Total	303.1	338.7	29.6	-	-	671.4

(*) TJLP - Long Term Interest Rate/IGPM - Market General Price Index/UMBNDES - BNDES Basket of Currencies

	Balance in June/ 2003

				Ultrapar		Ultrapar
	Ultragaz	Oxiteno	Ultracargo	Holding	Other	Consolidated

Cash and marketable securities	52.7	489.3	28.4	71.0	34.9	676.3

ITEM 2

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Ultrapar Participações S.A.

Quarterly Financial Information for the Quarter and Six Months Ended June 30, 2003 and Independent Accountants’ Review Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)
INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Shareholders and Management of
Ultrapar Participações S.A.
São Paulo - SP

1.	We have reviewed the accompanying quarterly financial information o f Ultrapar Participações S.A. (the “Company”) and subsidiaries as of and for the three and six-month periods ended June 30, 2003 and 2002, prepared under the responsibility of management and in conformity with Brazilian accounting practices, consisting of the balance sheets (Company and consolidated), the statements of income and the performance report, all expressed in Brazilian reais.

2.	We conducted our reviews in accordance with specific standards established by the IBRACON - Brazilian Institute of Independent Auditors, together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to criteria adopted in preparing the quarterly financial information, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and operations of the Company and its subsidiaries.

3.	Based on our reviews, we are not aware of any material modification that should be made to the quarterly financial information referred to in paragraph 1 for it to be in conformity with Brazilian accounting practices and standards issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory quarterly information.

4.	The accompanying quarterly financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, July 25, 2003

DELOITTE TOUCHE TOHMATSU	Altair Tadeu Rossato
Auditores Independentes	Engagement Partner

The original of this report has been delivered to the Company, duly signed, accompanied by the quarterly financial information (ITR) sheets, initialed only for identification purposes.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER
COMPANIES

REGISTRATION WITH CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PRO VIDED.

01.01 – IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – CORPORATE TAXPAYER NUMBER (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39
4 – State Registration Number – NIRE 35.300.109.724

01.02 – HEAD OFFICE

1 – FULL ADDRESS Av. Brigadeiro Luiz Antonio, 1343 - 9º		2 – DISTRICT Bela Vista
3 – POSTAL CODE 01317 -910		4 – MUNICIPALITY São Paulo		5 – STATE SP
6 – AREA CODE 11	7 – TELEPHONE 3177-6513	8 – TELEPHONE 3177-6764	9 – TELEPHONE 3177-6590	10 – TELEX
11 – AREA CODE 11	12 – FAX 3177-6107	13 – FAX 3177-6246	14 – FAX
15 – E-MAIL invest@ultra.com.br

01.03 – INVESTOR RELATIONS DIRECTOR (Company Mail Address)

1 – NAME Fabio Schvartsman		2 – FULL ADDRESS Av. Brigadeiro Luiz Antonio, 1343 – 9º
3 – DISTRICT Bela Vista	4 – POSTAL CODE 01317-910	5 – MUNICIPALITY São Paulo
6 – STATE SP	7 – AREA CODE 11	8 – TELEPHONE 3177-6482	9 – TELEPHONE 3177-6513	10 – TELEPHONE 3177-6475
11 – TELEX	12 – AREA CODE 11	13 – FAX 3287-1931	14 – FAX 3177-6246	15 – FAX 3177-6107
16 – E-MAIL fabiosch@ultra.com.br

01.04 – REFERENCE/ AUDITOR

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1 – BEGINNING	2 – END	3 – QUARTER	4 – BEGINNING	5 – END	6 - QUARTER	7 - BEGINNING	8 – END
01.01.2003	12.31.2003	2 nd	04.01.2003	06.30.2003	1st	01.01.2003	03.31.2003
9 – AUDITORS’ NAME/CORPORATE NAME					10 - CVM CODE
DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES					00385-9
11 – IN CHARGE ACCOUNTANT					12 –INDIVIDUAL TAXPAYER NUMBER (CPF) OF THE IN CHARGE ACCOUNTANT
ALTAIR TADEU ROSSATO					060.977.208-23

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

1 – CVM CODE	2 – COMPANY NAME	3 – CORPORATE TAXPAYER NUMBER (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕ ES S.A.	33.256.439/0001-39

01.05 – CAPITAL COMPOSITION

Number of shares (THOUSAND)	Current quarter 06.30.2003	Prior quarter 03.31.2003	Same quarter of prior year 06.30.2002
Paid-up Capital
1 – Common	51,264,622	51,264,622	37,984,012
2 – Preferred	18,426,647	18,426,647	15,015,988
3 – Total	69,691,269	69,691,269	53,000,000
Treasury Stock
4 – Common	0	0	0
5 – Preferred	83,800	20,199	20,200
6 – Total	83,800	20,199	20,200
01.06 – CHARACTERISTICS OF THE COMPANY
1 – TYPE OF COMPANY Commercial, industrial and other
2 – SITUATION Operating
3 – NATURE OF OWNERSHIP Domestic Holding
4 – ACTIVITY CODE 1170000 - Participation and Administration
5 – MAIN ACTIVITY Industrial, commercial and other
6 – TYPE OF CONSOLIDATION Full
7 – TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Unqualified

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – Corporate Taxpayer Number (CNPJ)	3 – CORPORATE NAME

01.08 DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 – EVENT	3 – APPROVAL	4 – AMOUNT	5 – BEGINNING OF PAYMENT	6 – TYPE OF SHARE	7 – AMOUNT PER SHARE

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

1 - CVM COD–	2 – COMPANY NAME	3 – CORPORATE TAXPAYER NUMBER (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

01.09 – SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 – ITEM	2 – DATE OF CHANGE	3 – AMOUNT OF CAPITAL (IN THOUSANDS OF REAIS)	4 – AMOUNT OF CHANGE (IN THOUSANDS OF REAIS)	5 – ORIGIN OF CHANGE	7 - NUMBER OF SHARES ISSUED (THOUSAND)	8 – SHARE PRICE ON ISSUANCE DATE (IN REAIS)

01.10 – INVESTOR RELATIONS DIRECTOR

1 – DATE 07.31.2003	2 – SIGNATURE

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

1 – CVM CODE	2 – COMPANY NAME	3 – CORPORATE TAXPAYER NUMBER (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕ ES S.A.	33.256.439/0001-39

02.01 - BALANCE SHEETS - ASSETS (Thousands of Brazilian reais – R$)

1 – CODE	2 – DESCRIPTION	06.30.2003 (unaudited)	03.31.2003 (unaudited)
1	Total assets	1,748,893	1,699,098
1.01	Current assets	84,529	81,661
1.01.01	Cash and cash equivalents	70,967	67,609
1.01.01.01	Cash and banks	183	71
1.01.01.02	Temporary cash investments	70,784	67,538
1.01.02	Receivables	0	0
1.01.02.01	Trade accounts receivable	0	0
1.01.02.02	Dividends receivable	0	0
1.01.03	Inventories	0	0
1.01.04	Other	13,562	14,052
1.01.04.01	Recoverable taxes	13,556	13,819
1.01.04.02	Prepaid expenses	0	0
1.01.04.03	Other receivables	6	233
1.02	Noncurrent ass ets	54,221	56,049
1.02.01	Accounts receivable	0	0
1.02.02	Receivables from related parties	51,963	53,949
1.02.02.01	Affiliates	0	0
1.02.02.02	Subsidiaries	51,897	53,883
1.02.02.03	Other related parties	66	66
1.02.03	Other	2,258	2,100
1.02.03.01	Deferred income and social contribution taxes	2,258	2,100
1.03	Permanent assets	1,610,143	1,561,388
1.03.01	Investments	1,610,143	1,561,388
1.03.01.01	Investments in affiliates	152	149
1.03.01.02	Investments in subsidiaries	1,609,802	1,561,053
1.03.01.03	Other investments	189	186
1.03.02	Property, plant and equipment	0	0
1.03.03	Deferred charges	0	0

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

1 - CVM CODE	2 – COMPANY NAME	3 – CORPORATE TAXPAYER NUMBER (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

02.02 - BALANCE SHEETS - LIABILITIES AND STOCKHOLDERS' EQUITY (Thousands of Brazilian reais – R$)

1 – CODE	2 – DESCRIPTION	06.30.2003 (unaudited)	03.31.2003 (unaudited)
2	Total liabilities and stockholders' equity	1,748,893	1,699,098
2.01	Current liabilities	326	506
2.01.01	Loans and financing	0	0
2.01.02	Debentures	0	0
2.01.03	Suppliers	48	43
2.01.04	Taxes payable	26	24
2.01.05	Dividends	10	337
2.01.06	Accruals	242	102
2.01.06.01	Income and social contribution taxes	0	0
2.01.06.02	Salaries and payroll charges	242	102
2.01.07	Payables to related parties	0	0
2.01.08	Other	0	0
2.01.08.01	Other accounts payables	0	0
2.02	Long-term liabilities	447,534	447,581
2.02.01	Loans and financing	0	0
2.02.02	Debentures	0	0
2.02.03	Accruals	6,458	6,071
2.02.03.01	Income and social contribution taxes	0	0
2.02.03.02	Other taxes	6,458	6,071
2.02.04	Payables to related parties	441,076	441,510
2.02.05	Other	0	0
2.03	Deferred income	0	0
2.05	Stockholders’ equity	1,301,033	1,251,011
2.05.01	Capital	663,952	663,952
2.05.02	Capital reserves	0	0
2.05.03	Revaluation reserves	25,151	25,593
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiaries/ affiliates	25,151	25,593
2.05.04	Profit reserves	499,610	501,096
2.05.04.01	Legal	28,546	28,546
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profit	40,592	40,592
2.05.04.05	Retention of profits	432,356	432,356
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other profit res erves	(1,884)	(398)
2.05.04.07.01	Treasury shares	(1,884)	(398)
2.05.05	Retained earnings/accumulated deficit	112,320	60,370

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

1 - CVM CODE	2 – COMPANY NAME	3 – CORPORATE TAXPAYER NUMBER (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

03.01 - STATEMENTS OF INCOME (Thousands of Brazilian reais – R$) (unaudited)

1 - CODE	2 – DESCRIPTION	3 – 04.01.2003 to 06.30.2003	4 – 01.01.2003 to 06.30.2003	5 – 04.01.2002 to 06.30.2002	6 – 01.01.2002 to 06.30.2002
3.01	Gross sales and services	0	0	0	0
3.02	Deductions from gross sales and services	0	0	0	0
3.03	Net sales and services	0	0	0	0
3.04	Cost of sales and services	0	0	0	0
3.05	Gross profit	0	0	0	0
3.06	Operating income/expenses	53,032	114,153	43,843	68,864
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	(845)	(1,502)	(754)	(1,265)
3.06.03	Financial	4,084	7,680	3,040	5,419
3.06.03.01	Financial income	3,509	7,817	3,361	6,311
3.06.03.02	Financial expenses	575	(137)	(321)	(892)
3.06.04	Other operating income	933	1,445	1,166	1,367
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity in subsidiaries and affiliates	48,860	106,530	40,391	63,343
3.07	Income from operations	53,032	114,153	43,843	68,864
3.08	Nonoperating income (expenses)	0	(3)	(3)	(3)
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	(3)	(3)	(3)
3.09	Income before taxes and profit sharing	53,032	114,150	43,840	68,861
3.10	Provision for income and social contribution taxes	(1,578)	(2,802)	(1,272)	(2,072)
3.11	Deferred income tax	158	225	104	217
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income	51,612	111,573	42,672	67,006
	Number of shares, excluding treasury shares (in	69,607,469	69,607,469	52,979,800	52,979,800
	Earnings per share thousands)	0.00074	0.00160	0.00081	0.00126
	Loss per share	0	0	0	0

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER
COMPANIES

1 - CVM CODE	2 – COMPANY NAME	3 – CORPORATE TAXPAYER NUMBER (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

04.01 - Notes to the Quarterly Information (Amounts in thousands of Brazilian reais –R$ unless otherwise indicated) (unaudited)

1.  OPERATIONS

The Company invests in commercial and industrial activities, and also subscribes to or purchases shares and quotas of other companies with similar activities.

Through its subsidiaries, the Company distributes liquefied petroleum gas - LPG in Brazil, produces and sells chemical and petrochemical products, and provides transportation and storage services for LPG and chemical products.

2.  PRESENTATION OF QUARTERLY INFORMATION

As established by Brazilian Securities Commission (CVM) Instruction No. 248 of March 29, 1996, and CVM Guidance Opinion No. 29 of April 11, 1996, the quarterly information (ITR) is being presented in accordance with Brazilian corporate law.

3.  ACCOUNTING PRACTICES AND CONSOLIDATION CRITERIA

In the preparation of the quarterly information , the Company has applied the same accounting practices adopted in the preparation of the financial statements as of December 31, 2002, which are in accordance with standards established by the CVM and comply with accounting practices adopted in Brazil .

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER
COMPANIES

1 - CVM CODE	2 – COMPANY NAME	3 – CORPORATE TAXPAYER NUMBER (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

04.01 - Notes to the Quarterly Information (Amounts in thousands of Brazilian reais –R$ unless otherwise indicated) (unaudited)

3.1 CONSOLIDATION CRITERIA

The consolidated financial statements were prepared in accordance with the basic consolidation principles of Brazilian corporate law and standards established by the CVM and include the following direct and indirect subsidiaries:

	Ownership interest - %

	Direct	Indirect

Ultragaz Participações Ltda.	100	-
Companhia Ultragaz S.A.	-	86
Bahiana Distribuidora de Gás Ltda.	-	100
Utingás Armazenadora S.A.	-	56
LPG International Inc.	-	100

Ultraquímica Participações Ltda.	100	-
Melamina Ultra S.A. Indústria Química.	-	93
Oleoquímica do Nordeste Ltda.	-	100
Oxiteno S.A. Indústria e Comércio.	100	-
Oxiteno Nordeste S.A. Ind. e Com.	-	99
Oxiteno International Co.	-	100
Oxiteno Overseas Co.	-	100

Ultracargo Participações Ltda.	100	-
Transultra - Armazenamento e Transporte Especializado Ltda.	-	100
Terminal Químico de Aratu S.A. – Tequimar.	-	99

Ultratecno Participações Ltda.	100	-

Imaven Imóveis e Agropecuária Ltda.	100	-

Intercompany investments, asset and liability balances, income and expenses, as well as the effects arising from significant intercompany transactions, were eliminated. Minority interest in subsidiary companies is presented separately in the financial statements.

On April 16, 2002, the subsidiary Oxiteno S.A. – Indústria e Comércio acquired, through public offer, 93,871 shares from Oxiteno Nordeste S.A. – Indústria e Comércio; as a result, Oxiteno Nordeste S.A. Indústria e Comércio registration with CVM as a publicly-held company was canceled.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER
COMPANIES

1 - CVM CODE	2 – COMPANY NAME	3 – CORPORATE TAXPAYER NUMBER (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

04.01 - Notes to the Quarterly Information (Amounts in thousands of Brazilian reais –R$ unless otherwise indicated) (unaudited)

4.  CORPORATE REORGANIZATION

In 2002, the Company undertook a corporate reorganization, disclosed in a relevant fact published on October 15, 2002, and approved at th e Extraordinary Stockholders’ Meeting on October 30, 2002. This reorganization was primarily aimed at: (i) streamlining the corporate structure of subsidiaries and affiliated companies, (ii) cost rationalization, and (iii) concentration of capital market liquidity in one company.

The main effects of the reorganization were:

I) Merger of Gipóia Participações S/C Ltda.: increase of the Company’s interest in Ultragaz Participações Ltda, from 77% to 100% of total capital, with the issuance of 7,850,603,880 com mon shares.

II) Merger of Oxiteno S.A. - Indústria e Comércio Shares: increase of the Company’s interest in Oxiteno S.A. - Indústria e Comércio from 48% to 100% of total capital. With the merger, 5,430,005,398 common shares and 3,410,659,550 preferred shar es were issued by the Company to the stockholders of Oxiteno S.A. - Indústria e Comércio, who opted to remain with the Company. The dissident stockholders of Oxiteno S.A. - Indústria e Comércio were paid a total of R$ 208,028, net of withholding income tax.

The corporate reorganization was based on the balance sheets as of June 30, 2002. As a consequence, the Company had full participation in the results of Ultragaz Participações Ltda. and Oxiteno S.A. - Indústria e Comércio beginning July 1, 2002.

On December 26, 2002, Oxiteno S.A. - Indústria e Comércio registration as a publicly-held company, was canceled.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER
COMPANIES

1 - CVM CODE	2 – COMPANY NAME	3 – CORPORATE TAXPAYER NUMBER (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

04.01 - Notes to the Quarterly Information (Amounts in thousands of Brazilian reais –R$ unless otherwise indicated) (unaudited)

5.  TEMPORARY CASH INVESTMENTS

These investments, contracted with first-line banks, are substantially comprised of fixed income securities, funds linked to interbank deposit (CDI) rates and currency hedge, which are stated at cost plus acrrued income (on a “pro rata temporis” basis).

	Company		Consolidated

	06.30.2003	03.31.2003	06.30.2003	03.31.2003

Fixed income securities and funds	70,784	67,538	567,201	439,979
Foreign investments (*)	-	-	103,448	120,703
Currency hedge (**)	-	-	(41,336)	14,114

	70,784	67,538	629,313	574,796

(*) Investments made by the indirect subsidiary Oxiteno Overseas Co., principally in money market funds, high grade US corporate securities, and Brazilian corporate securities.

(**) Accumulated gain or loss on swap posit ions. The total amount hedged through these swaps is US$ 135,083 thousand.

6.  ACCOUNTS RECEIVABLE

	Consolidated

	06.30.2003	03.31.2003

Local customers	244,940	277,378
Foreign customers	82,512	93,285
Advances on foreign exchange contracts	(41,270)	(40,319)
Allowance for doubtful accounts	(9,109)	(9,259)

	277,073	321,085

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER
COMPANIES

1 - CVM CODE	2 – COMPANY NAME	3 – CORPORATE TAXPAYER NUMBER (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

04.01 - Notes to the Quarterly Information (Amounts in thousands of Brazilian reais –R$ unless otherwise indicated) (unaudited)

7.  INVENTORIES

	Consolidated

	06.30.2003	03.31.2003

Finished products	83,561	69,723
Raw materials	28,586	22,907
Liquefied petroleum gas (LPG)	19,151	20,005
Consumption materials and cylinders for resale	9,623	10,970

	140,921	123,605

8.  RECOVERABLE TAXES

Represented, substantially, by credit balances of State Value - Added Tax - ICMS, Federal Value - Added Tax - IPI,
and prepaid income and social contribution taxes available for offset against future taxes payable.

	Consolidated

	06.30.2003	03.31.2003

Income and social contribution taxes	50,815	58,547
ICMS (State VAT)	48,972	38,763
IPI (Federal VAT)	7,760	5,623
Other	3,532	2,900

	111,079	105,833

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER
COMPANIES

1 - CVM CODE	2 – COMPANY NAME	3 – CORPORATE TAXPAYER NUMBER (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

04.01 - Notes to the Quarterly Information (Amounts in thousands of Brazilian reais –R$ unless otherwise indicated) (unaudited)

9.  RELATED COMPANIES

	Company		Consolidated

	Loans		Loans		Trade accounts

	Assets	Liabilities	Assets	Liabilities	Receivable	Payable

Ultraquímica Participações Ltda.	30	387,160	-	-	-	-
Serma Associação dos Usuários de
Equipamentos de Processamentos de Dados e
Serviços Correlatos	-	904	-	904	-	596
Petroquímica União S.A.	-	-	-	-	-	3,944
Oxicap Indústria de Gases Ltda.	-	-	-	-		548
Agip do Brasil S.A.	-	-	-	-	115	-
Companhia Ultragaz S.A.	51,867	-	-	-	-	-
Ultracargo Participações Ltda.	-	2,129	-	-	-	-
Química da Bahia Indústria eComércio S.A.	-	-	-	6,962	-	-
Imaven Imóveis e Agropecuária Ltda.	-	22,673	-	-	-	-
Petróleo Brasileiro S.A. – Petrobras	-	-	-	-	-	14,301
Copagaz Distribuidora de Gás Ltda.	-	-	-	-	16	-
Oleoquímica do Nordeste Ltda.	-	27,563	-	-	-	-
Braskem S.A.	-	-	-	-	-	10,968
Supergasbras Distribuidora de Gás S.A.	-	-	-	-	51	-
Cia. Termelétrica do Planalto Paulista TPP	-	-	1,133	-	-	-
Sociedade Butano Ltda.	-	-	-	-	30	-
Plenogás – Distribuidora de Gás S.A.	-	-	-	969	-	-
Other	66	647	490	256	55	399

Total as of June 30, 2003	51,963	441,076	1,623	9,091	267	30,756

Total as of March 31, 2003	53,949	441,510	2,245	9,366	325	62,925

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER
COMPANIES

1 - CVM CODE	2 – COMPANY NAME	3 – CORPORATE TAXPAYER NUMBER (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001 -39

04.01 - Notes to the Quarterly Information (Amounts in thousands of Brazilian reais –R$ unless otherwise indicated) (unaudited)

	Consolidated

	Transactions		Financial

	Sales	Purchases	income (expense)

Petroquímica União S.A.	-	52,591	-
Oxicap Indústria de Gases Ltda.	2	3,186	-
Agip do Brasil S.A.	1,279	-	-
Companhia Ultragaz S.A.	-	-	-
Ultracargo Participações Ltda.	-	-	-
Ultratecno Participações Ltda.	-	-	-
Química da Bahia Indústria e Comércio S.A.	-	-	(370)
Petróleo Brasileiro S.A. – Petrobras	42	878,178	-
Petrobras Distribuidora S.A.	-	-	-
Copagaz Distribuidora de Gás Ltda.	239	-	-
Oleoquímica do Nordeste Ltda.	-	-	-
Braskem S.A.	22,974	227,749	-
Supergasbras Distribuidora de Gás S.A.	477	-	-
Cia. Termelétrica do Planalto Paulista – TPP	-	-	83
Plenogás - Distribuidora de Gás S.A.	-	-	-
Other	513	596	-

Total as of June 30, 2003	25,526	1,162,300	(287)

Total as of June, 30 2002	16,594	693,865	(250)

The loan balances with Química da Bahia Indústria e Comércio S.A. and Cia. Termelétrica do Planalto Paulista - TPP are indexed based on the Brazilian long-term interest rate (TJLP). The other loans do not have financial charges nor determined maturity dates. Transactions refer principally to purchases of raw material, other materials and storage services, carried out at usual market prices and conditions.

The loan agreement with Ultraquímica Participações Ltda. results from the sale of shares issued by Oxiteno S.A. – Indústria e Comércio to th e Company, intended to avoid the reciprocal shareholdings due to the corporate reorganization, mentioned in Note 4.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER
COMPANIES

1 - CVM CODE	2 – COMPANY NAME	3 – CORPORATE TAXPAYER NUMBER (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

04.01 - Notes to the Quarterly Information (Amounts in thousands of Brazilian reais –R$ unless otherwise indicated) (unaudited)

10. INCOME AND SOCIAL CONTRIBUTION TAXES

a) Deferred income and social contribution taxes

The Company and its subsidiaries recognize deferred tax assets and liabilities which do not expire, arising from tax loss carryforwards, temporary add-backs, revaluation of property, plant and equipment, and others. The tax credits are substantiated by continued operating profitability. Management expects to realize these tax credits over a maximum period of three years. Deferred income and social contribution taxes are presented in the following principal categories:

	Company		Consolidated

	06.30.2003	03.31.2003	06.30.2003	03.31.2003

Noncurrent assets:
Deferred income and social contribution taxes on:
Accruals tax-deductible only when the expenses are incurred	2,258	2,100	32,853	30,896
Income and social contribution tax loss carryforwards	-	-	5,404	7,473

	2,258	2,100	38,257	38,369

Long-term liabilities:
Deferred income and social contribution taxes on:
Revaluation of property plant and equipment	-	-	1,912	2,013
Income earned abroad	-	-	28,249	33,203

	-	-	30,161	35,216

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER
COMPANIES

1 - CVM CODE	2 – COMPANY NAME	3 – CORPORATE TAXPAYER NUMBER (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

04.01 - Notes to the Quarterly Information (Amounts in thousands of Brazilian reais –R$ unless otherwise indicated) (unaudited)

b) Reconciliation of income and social contribution taxes in the statement of income

Income and social contribution taxes are reconciled to official tax rates as follows:

	Company		Consolidated

	Six months ended June 30

	2003	2002	2003	2002

Income before taxes, equity in subsidiaries and
affiliates and minority interest	7,620	5,518	142,248	142,006

Official tax rates - %	34.00	34.00	34.00	34.00

Income and social contribution taxes at official rates	(2,591)	(1,876)	(48,364)	(48,282)

Adjustments to the effective tax rate:
Operating provisions and nondeductible expenses/nontaxable revenues	14	21	(5,134)	1,118
Adjustment to estimated income	-	-	774	1,544
Other	-	-	(269)	(247)

Income and social contribution taxes before tax benefits	(2,577)	(1,855)	(52,993)	(45,867)

Tax benefits
Workers’ meal program (PAT)	-	-	246	566
Cultural incentives	-	-	100	67

Income and social contribution taxes in the statement of income	(2,577)	(1,855)	(52,647)	(45,234)

Current	(2,802)	(2,072)	(62,277)	(51,731)
Deferred	225	217	9,630	6,497

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER
COMPANIES

1 - CVM CODE	2 – COMPANY NAME	3 – CORPORATE TAXPAYER NUMBER (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

04.01 - Notes to the Quarterly Information (Amounts in thousands of Brazilian reais –R$ unless otherwise indicated) (unaudited)

c) Tax exemption

The following indirect subsidiaries have partial or total exemption from income tax in connection with a government program for the development of the Northeast region of Brazil, as follows:

Subsidiary			Expiration
	Units	Exemption - %	date

Oxiteno Nordeste S.A. – Indústria e Comércio	Camaçari plant	100	2006

Bahiana Distribuidora de Gás Ltda.	Mataripe base	100	2003
	Juazeiro base	100	2004
	Suape base	100	2007
	Ilhéus base	37,5	2003
	Aracaju base	37,5	2003

Terminal Químico de Aratu S.A.– Tequimar	Aratu terminal	100	2003
	Suape terminal (acetic acid
	and butadiene byproducts)	100	2005

Tax benefits from income tax exemptions are recorded in a specific capital reserve account in stockholders’ equity by the subsidiaries. These benefits are recognized in income by the Company through the equity pick-up, as shown in note 11.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER
COMPANIES

1 - CVM CODE	2 – COMPANY NAME	3 – CORPORATE TAXPAYER NUMBER (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

04.01 - Notes to the Quarterly Information (Amounts in thousands of Brazilian reais –R$ unless otherwise indicated) (unaudited)

11. INVESTMENTS

			Equity in subsidiaries and
			affiliates

	Investments		Six months ended June 30

	06.30.2003	03.31.2003	2003	2002

Ultragaz Participações Ltda.	211,888	198,772	9,912	19,583
Ultraquímica Participações Ltda.	514,475	513,281	2,071	36,146
Ultracargo Participações Ltda.	110,863	106,316	8,959	5,160
Ultratecno Participações Ltda.	8,732	8,630	112	(83)
Oxiteno S.A. - Indústria e Comércio.	719,442	690,894	83,052	-
Imaven Imóveis e Agropecuária Ltda.	44,402	43,160	2,416	2,353
Imaven II Agropecuária S.A.	152	149	8	-
Ultradata S/C Ltda.	-	-	-	184
Others.	189	186	-	-

	1,610,143	1,561,388	106,530	63,343

In November 2002, Ultradata S/C Ltda. was merged into Ultraquím ica Partcipações Ltda.

The consolidated amount of equity in the results of subsidiaries and affiliated companies presented in the statement of income includes R$ 11,186 for the quarter and R$ 24,075 for the six–month period ended June 30, 2003 (2002- R$ 7,493 for the quarter and R$ 13,925 for the six-month period) of income tax incentives arising substantially from operations in regions eligible for such incentives.

In the consolidated financial statements, the investment of Oxiteno S.A. - Indústria e Comér cio in affiliated company Oxicap Indústria de Gases Ltda. is carried under the equity method, based on their financial statements as of May 31, 2003.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER
COMPANIES

1 - CVM CODE	2 – COMPANY NAME	3 – CORPORATE TAXPAYER NUMBER (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

04.01 - Notes to the Quarterly Information (Amounts in thousands of Brazilian reais –R$ unless otherwise indicated) (unaudited)

12. PROPERTY, PLANT AND EQUIPMENT (CONSOLIDATED)

			06.30.2003		03.31.2003

	Annual
	depreciation		Accumulated		Net book
	rates - %	Revalued cost	depreciation	Net book value	value

Land	-	47,742	-	47,742	47,623
Buildings	4	330,451	(116,150)	214,301	210,471
Machinery and equipment	5 to 10	823,226	(404,134)	419,092	401,108
Vehicles	20 to 30	115,094	(77,572)	37,522	36,761
Furniture and fixtures	10	12,812	(4,666)	8,146	7,751
Construction in progress	-	32,380	-	32,380	41,294
Other	10 to 20	78,627	(30,142)	48,485	46,189

		1,440,332	(632,664)	807,668	791,197

Construction in progress refers basically to renovations of the subsidiaries’ plants. Other items primarily comprise computer equipment and commercial property rights.

13. DEFERRED CHARGES (CONSOLIDATED)

Represented substantially by costs incurred in the implementation of system modernization projects in the amount of R$ 23,141 (as of March 31, 2003 - R$ 24,051), being amortized over five to ten years, and in the installation of Ultrasystem equipment at customers’ premises in the amount of R$ 55,447 (as of March 31, 2003 - R$ 56,829), amortized over the periods of the LPG supply contracts with these customers.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER
COMPANIES

1 - CVM CODE	2 – COMPANY NAME	3 – CORPORATE TAXPAYER NUMBER (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

04.01 - Notes to the Quarterly Information (Amounts in thousands of Brazilian reais –R$ unless otherwise indicated) (unaudited)

14. FINANCING (CONSOLIDATED)

				Annual
			Index/	interest
Description	06.30.200	03.31.200	Currency	rate - %	Maturity and
	3	3			amortization

Foreign currency:
International Finance
Corporation – IFC	7,206	17,224	US$	9.38	Semiannually to 2003
Syndicated loan	172,696	205,262	US$	7.15	Semiannually to 2004
Financing for inventories and
property additions	11,158	14,870	US$	From 7.3 to 9.68	Semiannually and
					annually to 2004
Advances on foreign exchange	77,556	113,551	US$	From 1.55 to 10.5	Maximum of 175 days
contracts
National Bank for Economic and	25,048	27,975	UMBNDE	From 10.36 to	Monthly to 2008
Social Development (BNDES)			S	12.34
BNDES – Exim	-	16,949	US$	5.25	Quarterly to 2003.
Export prepayments, net of					Monthly, semiannually
linked operations	173,044	48,863	US$	From 4.1 to 16.3	and annually to 2006

Subtotal	466,708	444,694

Local currency:
BNDES	157,236	158,591	TJLP	From 1.5 to 5.0	Monthly
BNDES	17,964	17,728	IGP –M	6.5	Semiannually to 2008
FINAME	26,954	21,078	TJLP	From 1.8 to 3.9	Monthly to 2008
Onlending operations	2,519	-	TJLP	-	Monthly to 2009
Other	20	19		Various

Subtotal	204,693	197,416

Total financing	671,401	642,110

Current liabilities	(201,146)	(291,218)

Long-term liabilities	470,255	350,892

TJLP = long-term interest rate

IGP-M = general market price index

UMBNDES = BNDES monetary unit

FINAME = government agency for machinery and equipment financing

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER
COMPANIES

1 - CVM CODE	2 – COMPANY NAME	3 – CORPORATE TAXPAYER NUMBER (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

04.01 - Notes to the Quarterly Information (Amounts in thousands of Brazilian reais –R$ unless otherwise indicated) (unaudited)

The long-term portion matures as follows:

	06.30.2003	03.31.2003

From 1 to 2 years	330,644	263,364
From 2 to 3 years	95,519	44,751
From 3 to 4 years	33,094	32,431
Over 4 years	10,998	10,346

	470,255	350,892

In June 1997, the subsidiary Companhia Ultragaz S.A. issued Eurobonds in the total amount of US$ 60 million, maturing in 2005, with put/call options in 2002, and guaranteed by Ultrapar Participações S.A. and Ultragaz Participações Ltda. In June 2002, the indirect subsidiary LPG International Inc. exercised the call option for these securities by using funds from a syndicated loan maturing in August 2004.

The outstanding balance of the loan from International Finance Corporation - IFC to the indirect subsidiary Oxiteno Nordeste S.A. - Indústria e Comércio is equivalent to US$ 2,5 million and matures in 2003. The loan was earmarked for the expansion and modernization of the Camaçari plant in the state of Bahia, which started activities in 1997.

The financing is collateralized by liens on property, plant and equipment, shareholdings, and by promissory notes and sureties provided by the Company and its subsidiaries.

15. OTHER TAXES (CONSOLIDATED)

The Company and its subsidiaries obtained preliminary injunctions to pay taxes on revenues (PIS and COFINS) without the changes introduced by Law No. 9,718/98. The Companies are contesting the levy of these taxes on other revenues. The unpaid amounts were accrued in the financial statements of the Company and its subsidiaries and amount to R$ 26,242 (as of March 31, 2003 - R$ 26,394).

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER
COMPANIES

1 - CVM CODE	2 – COMPANY NAME	3 – CORPORATE TAXPAYER NUMBER (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

04.01 - Notes to the Quarterly Information (Amounts in thousands of Brazilian reais –R$ unless otherwise indicated) (unaudited)

16. STOCKHOLDERS’ EQUITY

a) Capital

The Company is a listed corporation with shares traded on the São Paulo and New York Stock Exchanges. Subscribed and paid-up capital is represented by 69,691,268,828 shares without par value, comprised of 51,264,621,778 common and 18,426,647,050 preferred shares.

As of June 30, 2003, 4,271,758 preferred shares were outstanding in the foreign market, in the form of American Depositary Receipts - ADRs.

The following table shows the effects of the corporate reorganization detailed in Note 4.

		Number of shares

Events	Capital - R$	Common	Preferred	Total

At December 31, 2001	433,857	37,984,012,500	15,015,987,500	53,000,000,000

Shares issued for:
Merger of Gipóia Participações
S/C Ltda.	38,527	7,850,603,880	-	7,850,603,880

Merger of shares of Oxiteno
S.A. – Indústria e Comércio	191,568	5,430,005,398	3,410,659,550	8,840,664,948

At December 31, 2002	663,952	51,264,621,778	18,426,647,050	69,691,268,828

Preferred shares are nonconvertible into common shares and nonvoting, and entitle their holders to minimum dividends at least 10% higher than those attributable to common shares, and priority in capital redemption, without premium, in the event of liquidation of the Company.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER
COMPANIES

1 - CVM CODE	2 – COMPANY NAME	3 – CORPORATE TAXPAYER NUMBER (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

04.01 - Notes to the Quarterly Information (Amounts in thousands of Brazilian reais –R$ unless otherwise indicated) (unaudited)

b) Treasury shares

The Company was authorized to acquire its own shares at market price, without capital reduction, to be held in treasury.

As of June 30, 2003, there were 83,799,760 preferred shares in treasury.

c) Revaluation reserve

This reserve reflects the revaluation write-up of assets of subsidiaries and affiliated companies; realization occurs on depreciation, write-off or sale of the revalued assets and is transferred to retained earnings, net of the related tax effects.

In some cas es, taxes on the revaluation reserves of certain subsidiaries and affiliated companies are recognized only on realization of this reserve since the revaluations occurred prior to the publication of CVM Resolution No. 183/95. Deferred tax charges on these reserves total R$ 10,108 (as of March 31 - R$ 10,237).

17. NONOPERATING EXPENSES (CONSOLIDATED)

Composed substantially by the results on sales of permanent assets, especially on sales of cylinders.

18. RISKS AND FINANCIAL INSTRUMENTS (CONSOLIDATED)

The main risk factors to which the Company and its subsidiaries are exposed reflect strategic -operating and economic -financial aspects. Strategic -operating risks (such as demand behavior, competition, technological innovation, and relevant structural changes in industry, among others) are addressed by the Company management model. Economic -financial risks mainly reflect customer default, macroeconomic variables such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company. These risks are managed through control policies, specific strategies and the determination of limits, as follows:

☐Customer default - These risks are managed by specific policies for accepting customers and credit analysis and are mitigated by diversification of sales. Oxiteno S.A. - Indústria e Comércio and Oxiteno Nordeste S.A. - Indústria e Comércio held R$ 6,760 (as of March 31, 2003 - R$ 6,761) and Companhia Ultragaz S.A., R$ 6,427 (as of March 31, 2003 - R$ 6,847) of allowances for potential losses on receivables.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER
COMPANIES

1 - CVM CODE	2 – COMPANY NAME	3 – CORPORATE TAXPAYER NUMBER (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

04.01 - Notes to the Quarterly Information (Amounts in thousands of Brazilian reais –R$ unless otherwise indicated) (unaudited)

☐ Interest rates - The Company and its subsidiaries adopt conservative policies to obtain and invest funds and to minimize the cost of capital. The short-term investments of the Company and its subsidiaries are comprised substantially of transactions linked to interbank deposit (CDI) rates, as described in Note 5. A portion of the financial assets is destined for foreign currency hedges, as mentioned below. Funds obtained originate from BNDES financing and from abroad, as mentioned in Note 14.

☐ Exchange rates - Basically, the subsidiaries use foreign currency hedge instruments available in the financial market to cover their liabilities and assets in foreign currency. Given the volatility of exchange rates during 2001, the Company fully hedged its foreign currency exposure. Such hedges have amounts, periods and indexes equivalent to bank loans in foreign currency, to which they are linked. The following summary shows the assets and liabilities in foreign currency, translated into Brazilian reais at June 30, 2003:

Book value

Assets:
Currency hedge transactions and interest	411,604
Foreign cash and cash equivalents	105,155
Receivables from foreign customers, net of advances
on export contracts	32,586

Total	549,345

Liabilities:
Foreign currency financing	466,708
Import payables	19,785

Total	486,493

Net asset position	62,852

The exchange variation on cash and cash investments of the subsidiary Oxiteno Overseas Co. was recorded as financial expense in the consolidated statement of income for the quarter ended in June 30, 2003, in the amount of R$ 23,988 (financial income in the amount of R$ 19,047 for the quarter ended in June 30, 2002). Other financial instruments recorded in the financial statements as of June 30, 2003 were determ ined in conformity with the accounting criteria and practices described in these notes, except for the interest held by Oxiteno S.A. - Indústria e Comércio in Petroquímica União S.A., mentioned below.

The investment in Petroquímica União S.A., representing 1.95% of total capital, was acquired at a privatization auction held in 1994, and is presented in the financial statements at cost restated through December 31, 1995, amounting to R$ 18,694. The market value of this investment at June 30, 2003, based on the quotation of the investee’s shares on the Stock Exchange, was approximately R$ 12,460.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER
COMPANIES

1 - CVM CODE	2 – COMPANY NAME	3 – CORPORATE TAXPAYER NUMBER (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

04.01 - Notes to the Quarterly Information (Amounts in thousands of Brazilian reais –R$ unless otherwise indicated) (unaudited)

Management believes that no valuation reserve is necessary for this investment, in view of its clear strategic and permanent nature, since the investee is an important supplier of raw material to Oxiteno S.A. - Indústria e Comércio. Also, the acquisition of this investment was made using lo ng-term financing from BNDES, at favorable interest rates compared to those prevailing in the market.

19. INSURANCE COVERAGE FOR SUBSIDIARIES

The subsidiaries maintain insurance policies in amounts considered sufficient to cover potential losses from damage to assets, as well as for civil responsibility for involuntary, material and/or physical damages caused to third parties arising from their industrial and commercial operations, considering the nature of their activities and the advice of their insurance consultants.

20. SURETIES AND GUARANTEES

The Company is responsible for sureties and guarantees offered on behalf of its subsidiaries, amounting to R$ 542,180.

The Company issued guarantees to financial institutions related to amounts owed to those institutions by certain of its customers (vendor financing). In the event of payment of such guarantees to those financial institutions, the Company may recover the amount of such payment directly from its customers through trade collection. Maximum potential future payments related to these guarantees amount to R$ 10,464, with maturities from 30 to 210 days. As of June 30, 2003, the Company has not recorded any liability related to these guarantees.

21. CONTINGENCIES AND COMMITMENTS (CONSOLIDATED)

The Petrochemical Industry Labor Union, which represents the employees of Oxiteno Nordeste S.A. - Indústria e Comércio, filed class action suits against the subsidiary in 1991, demanding compliance with the adjustments established in collective labor agreements or other specific in dexes, in lieu of the salary policies effectively followed. Based on the opinion of its legal counsel, who analyzed the final decision of the Federal Supreme Court on the class action suit in which such Union is a plaintiff, as well as the status of the specific suit against the subsidiary, its management does not believe that it is necessary to record a reserve at June 30, 2003.

The Company and its subsidiaries have other ongoing administrative and judicial proceedings; legal counsel considers the risks to be low or remote and, therefore, no reserves for potential losses on these proceedings have been recorded.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER
COMPANIES

1 - CVM CODE	2 – COMPANY NAME	3 – CORPORATE TAXPAYER NUMBER (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

04.01 - Notes to the Quarterly Information (Amounts in thousands of Brazilian reais –R$ unless otherwise indicated) (unaudited)

The subsidiary Terminal Químico de Aratu S.A - Tequimar has contracts with CODEBA - Companhia Docas do Estado da Bahia and Suape – Complexo Industrial Portuário Governador Eraldo Gueiros, in connection with its harbor facilities in Aratu and Suape, respectively. Such contr acts establish minimum cargo movement of 1,000,000 tons per year for Aratu effective through 2022 and 250,000 tons per year for Suape effective through 2027. If annual movement is less than the minimum required, the subsidiary is required to pay the differ ence between the actual movement and the minimum contractual movement using the harbor rates in effect at the date established for payment. As of June 30, 2003, such rates were R$ 3.67 and R$ 3.44 per ton for Aratu and Suape, respectively. The Company has been in compliance with the minimum cargo movement since the inception of the contracts.

Oxiteno Nordeste S.A. - Indústria e Comércio has a supply contract with Braskem S.A. (present name of Copene Petroquímica do Nordeste S.A.) effective through 2012, which establishes a minimum annual ethylene consumption level. The minimum purchase commitment and the actual demand for the periods ended June 30, 2003 and 2002, expressed in tons of ethylene, are summarized below. If the minimum purchase commitment is not met, the subsidiary is liable for a fine of 40% of the current ethylene price for the quantity not purchased.

		Demand for the six-month periods ended
		June 30,

	Minimum annual
	purchase commitment	2003	2002

In tons	137,900	90,385	68,056

22. STOCK OPTION PLAN

At the Annual and Extraordinary Meetings held on April 27, 2001, the stockholders approved a Stock Option Plan, to be offered to all managers and employees in positions of responsibility in the Company and its subsidiaries. No options had been granted under this plan as of June 30, 2003.

23. EMPLOYEE BENEFITS AND PRIVATE PENSION PLAN (CONSOLIDATED)

The Company and its subsidiaries offer benefits to their employees, such as life insurance, health care and a pension plan. In addition, they offer loans for the acquisition of vehicles and personal computers to employees of certain subsidiaries. These benefits are recorded on the accrual basis and terminate at the end of the employment relationship.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER
COMPANIES

1 - CVM CODE	2 – COMPANY NAME	3 – CORPORATE TAXPAYER NUMBER (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

04.01 - Notes to the Quarterly Information (Amounts in thousands of Brazilian reais –R$ unless otherwise indicated) (unaudited)

In August 2001, the Company and its subsidiaries began to offer their employees a defined contribution pension plan. Adoption of this plan, managed by Ultraprev - Associação de Previdência Complementar, was approved at the Board of Directors’ Meeting on February 15, 2001. Under the terms of the plan, the basic contribution of each participating employee is defined annually by the participant between 0% and 11% of his/her salary. The sponsoring companies provide a matching contribution in an identical amount as the basic contribution. As participants retire, they may opt to receive monthly: (i) a percentage varying between 0.5% and 1.0% of the fund accumulated in their name at Ultraprev, or (ii) a fixed monthly amount which will extinguish the fund accumulated in the participant’s name during a period between 5 and 25 years. As such, neither the Company nor its subsidiaries assume responsibility for guaranteeing the levels of amounts or periods of receipt for the participants that retire under this plan. For the period ended June 30, 2003, the Company and its subsidiaries contributed R$ 1,605 to Ultraprev, which was charged to income. The total number of employee participants as of June 30, 2003 was 4,937, with no participants retired to date.

Additionally, Ultraprev has 2 active participants and 34 former employees receiving defined benefits according to the policies of a previous plan. Considering that the fair market value for the plan’s assets significantly exceeds the present actuarial value of the accumulated benefit obligations, the sponsoring entities have not been contributing to the plan for these 36 participants. On the other hand, the sponsoring entities do not believe that it would be possible to recover any amounts from the plan, based on legislation applicable to closed private pension entities. As a result, no asset or liability relating to these participants has been recorded in the financial statements of the sponsoring companies.

24. SUBSEQUENT EVENT

The Company announced on July 18, 2003, through a relevant fact published in the newspapers Gazeta Mercantil and Valor Econômico, that it has signed a preliminary agreement to acquire the chemical division of the Berci Group (CANAMEX).

CANAMEX is a specialty chemical producer with 2 plants in Mexico (Guadalajara and Coatzacoalcos), an installed production capacity of 52,800 ton/year and the same technological base as the one existing in the surfactant plants of Oxiteno S.A. - Indústria e Comércio. In 2002, CANAMEX reported sales of US$19.0 million and an operating cash generation (EBITDA) of US$2.0 million.

The agreement, which foreces the acquisition of 100% of the assets of the chemical division of the Berci Group (CANAMEX) in a single cash payment of US$ 11.0 million with no assumption of any remaining debt, should be concluded through the signing of a stock purchase and sale agreement. The agreement is still subject to completion of negotiations on a satisfactory basis, a process which is expected to be finalized within two months.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER
COMPANIES

1 - CVM CODE	2 – COMPANY NAME	3 – CORPORATE TAXPAYER NUMBER (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

05.01 – Comments on the Company’s Performance for the Quarter

See comments on consolidated performance.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER
COMPANIES

1 - CVM CODE	2 – COMPANY NAME	3 – CORPORATE TAXPAYER NUMBER (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

06.01 - CONSOLIDATED BALANCE SHEETS - ASSETS (Thousands of Brazilian reais – R$)

1 – CODE	2 – DESCRIPTION	06.30.2003 (unaudited)	03.31.2003 (unaudited)
1	Total assets	2,252,373	2,187,142
1.01	Current assets	1,271,973	1,227,192
1.01.01	Cash and cash equivalents	676,295	621,821
1.01.01.01	Cash and banks	46,982	47,025
1.01.01.02	Tem porary cash investments	629,313	574,796
1.01.02	Receivables	277,073	321,085
1.01.02.01	Trade accounts receivable	277,073	321,085
1.01.02.02	Dividends receivable	0	0
1.01.03	Inventories	140,921	123,605
1.01.04	Other	177,684	160,681
1.01.04.01	Recoverable taxes	111,079	105,833
1.01.04.02	Prepaid expenses	3,667	5,351
1.01.04.03	Other receivables	62,938	49,497
1.02	Noncurrent assets	53,538	52,639
1.02.01	Accounts receivable	0	0
1.02.02	Receivables from related parties	1,623	2,245
1.02.02.01	Affiliates	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other related parties	1,623	2,245
1.02.03	Other	51,915	50,394
1.02.03.01	Deferred income and social contribution taxes	38,257	38,369
1.02.03.02	Escrow deposits	7,851	7,700
1.02.03.03	Other receivables	5,807	4,325
1.03	Permanent assets	926,862	907,311
1.03.01	Investments	33,365	32,501
1.03.01.01	Investments in affiliates	7,310	7,172
1.03.01.02	Investments in subsidiaries	0	0
1.03.01.03	Other investments	26,055	25,329
1.03.02	Property, plant an d equipment	807,668	791,197
1.03.03	Deferred charges	85,829	83,613

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER
COMPANIES

1 - CVM CODE	2 – COMPANY NAME	3 – CORPORATE TAXPAYER NUMBER (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

06.02 – CONSOLIDATED BALANCE SHEETS – LIABILITIES AND STOCKHOLDERS’ EQUITY (Thousands of Brazilian reais – R$)

1 – CODE	2 – DESCRIPTION	06.30.2003 (unaudited)	03.31.2003 (unaudited)
2	Total liabilities and stockholders’ equity	2,252,373	2,187,142
2.01	Current liabilities	377,546	478,342
2.01.01	Loans and financing	201,146	291,218
2.01.02	Debentures	0	0
2.01.03	Suppliers	88,685	102,611
2.01.04	Taxes payable	9,258	11,306
2.01.05	Dividends	1,741	3,640
2.01.06	Accruals	55,600	50,279
2.01.06.01	Income and social contribution taxes	2,748	3,369
2.01.06.02	Salaries and payroll charges	52,852	46,910
2.01.07	Payables to related parties	0	0
2.01.08	Other	21,116	19,288
2.02	Long-term liabilities	541,281	426,766
2.02.01	Loans and financing	470,255	350,892
2.02.02	Debentures	0	0
2.02.03	Accruals	59,320	64,262
2.02.03.01	Income and social contribution taxes	30,161	35,216
2.02.03.02	Other taxes	29,159	29,046
2.02.04	Payables to related parties	9,091	9,366
2.02.05	Other	2,615	2,246
2.03	Deferred income	0	0
2.04	Minority interest	32,513	31,023
2.05	Stockholders’ equity	1,301,033	1,251,011
2.05.01	Capital	663,952	663,952
2.05.02	Capital reserves	0	0
2.05.03	Revaluation reserves	25,151	25,593
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiaries/ affiliates	25,151	25,593
2.05.04	Profit reserves	499,610	501,096
2.05.04.01	Legal	28,546	28,546
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profit	40,592	40,592
2.05.04.05	Retention of profits	432,356	432,356
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other profit reserves	(1,884)	(398)
2.05.04.07.01	Treasury shares	(1,884)	(398)
2.05.05	Retained earnings/accumulated deficit	112,320	60,370

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER
COMPANIES

1 - CVM CODE	2 – COMPANY NAME	3 – CORPORATE TAXPAYER NUMBER (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

07.01 – CONSOLIDATED STATEMENTS OF INCOME (Thousands of Brazilian reais – R$) (unaudited)

1 – CODE	2 – DESCRIPTION	3 – 04.01.2003 to 06.30.2003	4 – 01.01.2003 to 06.30.2003	5 – 04.01.2002 to 06.30.2002	6 – 01.01.2002 to 06.30.2002
3.01	Gross sales and services	1,124,945	2,278,107	857,708	1,592,165
3.02	Revenue deductions	(192,219)	(411,199)	(183,364)	(338,251)
3.03	Net sales and services	932,726	1,866,908	674,344	1,253,914
3.04	Cost of sales and services	(744,832)	(1,486,533)	(512,931)	(959,878)
3.05	Gross profit	187,894	380,375	161,413	294,036
3.06	Operating income/ expenses	(110,643)	(213,323)	(64,665)	(135,269)
3.06.01	Selling	(38,124)	(74,958)	(27,501)	(52,201)
3.06.02	General and administrative	(65,859)	(132,632)	(61,142)	(115,854)
3.06.02.01	Depreciation expense	(22,369)	(44,022)	(20,987)	(39,996)
3.06.02.02	Other expenses	(43,490)	(88,610)	(40,155)	(75,858)
3.06.03	Financial	(19,009)	(31,346)	14,768	15,484
3.06.03.01	Financial income	(70,443)	(67,923)	81,385	103,553
3.06.03.02	Financial expenses	51,434	36,577	(66,617)	(88,069)
3.06.04	Other operating income	1,122	1,873	1,500	2,283
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity in subsidiaries and affiliates	11,227	23,740	7,710	15,019
3.07	Incom e from operations	77,251	167,052	96,748	158,767
3.08	Nonoperating income (expenses)	(162)	(1,064)	(369)	(1,742)
3.08.01	Income	945	1,780	4,958	5,619
3.08.02	Expenses	(1,107)	(2,844)	(5,327)	(7,361)
3.09	Income before taxes and profit sharing	77,089	165,988	96,379	157,025
3.10	Provision for income and social contribution taxes	(28,693)	(62,277)	(25,738)	(51,731)
3.11	Deferred income tax	4,943	9,630	2,844	6,497
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.14	Minority interest	(1,727)	(1,768)	(30,813)	(44,785)
3.15	Net income	51,612	111,573	42,672	67,006
	Number of shares, excluding treasury shares (in thousands)	69,607,469	69,607,469	52,979,800	52,979,800
	Earnings per share	0.00074	0.00160	0.00081	0.00126
	Loss per share	0	0	0	0

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	March, 31 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01846-5 Ultrapar Participações S.A.	33.256.439/0001-39

09.01 – Investments in subsidiaries and/or affiliates

08.01 - Comments on the Company’s Consolidated Performance for the Quarter

Net Sales: In 2Q03, Ultrapar reported net sales revenue of R$932.7 million, 38% higher than in the same period of prior year, reflecting the growth in net revenues from the chemical and gas divisions of 56% and 31%, respectively. Ultragaz’s net revenues were R$616.7 million in 2Q03, while Oxiteno posted net revenues of R$282.2 million. In the first half of 2003, revenues at Ultrapar were R$1,866.9 million, a year over year growth of 49%.

Ultragaz: In 2Q03, the Brazilian LPG market was negatively impacted by the increase in Petrobras LPG prices, by the demand retraction, and by client losses due to competition from natural gas. As a result, the LPG market reported a year over year decline in sales volume of 5.2%. Ultragaz posted 2Q03 sales volume of 310.4 thousand tons, 5.0% lower when compared with 2Q02. In the first half of 2003, Ultragaz recorded a sales volume of 600.2 thousand tons, 5.3% lower when compared with the first half of 2002, while the Brazilian LPG market as a whole was down 7.6% in the same period.

Oxiteno: Oxiteno’s 2Q03 sales volume was 110.6 thousand tons, a 26% increase in relation to 2Q02. This increase is a reflection of the greater supply of raw material in relation to 2Q02 when Braskem, Oxiteno’s ethylene supplier in Camaçari, interrupted operations as part of its program to expand production capac ity, restricting Oxiteno’s ethylene supply in 22% in that quarter, and impacting sales volume, particularly exports. Sales volume to the domestic market was 61.5 thousand tons, a decline of 11% in relation to 2Q02, a reflection of the drop in sales in the polyester and hydraulic fluid segments due to weaker economic activity of these segments this year. Exports were 49.1 thousand tons, a 167% growth compared to the preceding year. In the first half of 2003, Oxiteno’s sales volume was 228.5 tons, an 18% incr ease compared to the first half of 2002.

Cost of Goods Sold: Cost of goods sold for Ultrapar in 2Q03 was R$744.8 million, 45% higher than reported in the same period for 2002. Ultragaz posted a cost of goods sold of R$519.9 million, a 37% increase in relat ion to 2Q02. The cost of goods sold at Oxiteno in 2Q03 was R$206.2 million, a year over year growth of 66%.

Ultragaz: The increase in Ultragaz’s cost of goods sold in 2Q03 compared to 2Q02 was due to LPG cost corrections, reflecting foreign exchange rate variation and LPG price levels practiced on the international market. Year over year, average LPG prices charged to the distributors increased 57%.

Oxiteno: In 2Q03, Oxiteno’s cost of goods sold posted a year over year increase of 66% reflecting increased sales volume together with an increase in variable unit costs, especially those of ethylene which rose 61%.

Gross Profit: As a result of the evolution in net sales and costs described above, Ultrapar posted gross profits of R$187.9 million in 2Q03, 16% above the R$161.4 million for 2Q02. Ultragaz reported gross profits in the quarter of R$96.8 million compared with R$93.1 million in 2Q02. Oxiteno’s gross profit was R$76.0 million compared with R$56.9 million in the same quarter in 2002.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	March, 31 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01846-5 Ultrapar Participações S.A.	33.256.439/0001-39

09.01 – Investments in subsidiaries and/or affiliates

08.01 - Comments on the Company’s Consolidated Performance for the Quarter

Selling, General and Administrative Expenses: Ultrapar recorded R$104.0 million in operating expenses in 2Q03 against R$88.6 million for the same period in 2002.

Ultragaz: General, administrative and selling expenses at Ultragaz were R$56.9 million in the quarter, R$3.8 million higher than in 2Q02. This increase was mainly due to the increase in depreciation expenses, that reached R$20.9 million in 2Q03, R$1.2 million higher than in 2Q02, and the increase in personnel expenses, a consequence of collective salary agreements made in September 2002.

Oxiteno: General, administrative and selling expenses were R$39.1 million, an increase of R$8.8 million compared to 2Q02, due to the R$8.5 million increase in selling expenses quarter over quarter, largely due to increased freight expenses, compatible with growth in sales volume, principally exports.

Income from operations: Ultrapar’s income from operations was R$85.0 million in 2Q03, a 14% increase in relation to 2Q02. Oxiteno reported income from operations of R$36.8 million in the quarter, an increase of 35% compared to 2Q02. At Ultragaz, income from operations remained at the same levels of 2Q02, changing from the R$41.0 million in 2Q02 to R$40.6 million in this quarter. In the first half of 2003, Ultrapar’s income from operations was R$174.7 million, a year over year increase of 36%.

Financial Income (Expense) : Ultrapar recorded a net financial expense of R$19.0 million in 2Q03 against financial income of R$14.8 million in 2Q02. During the second quarter 2Q03, Ultrapar’s net cash position remained close to zero. The negative financial result in this quarter is the effect of the Real appreciation on Ultrapar’s overseas financial investments (therefore in dollar). Ultrapar’s hedge policy is to protect all of the Company’s dollar-denominated liabilities against currency fluctuations. Ultrapar’s financial income of R$14.8 million reported in 2Q02 is a consequence of Ultrapar’s net cash position of R$268.7 million in that period and of the Real devaluation in the 2Q02 on our overseas financial investments.

Equity in Subsidiaries and Affliates: Equity in subsidiaries and affliates was R$11.2 million in 2Q03, mainly due to tax incentives enjoyed by Oxiteno Nordeste, Bahiana Distribuidora de Gás and Tequimar. In the first half of 2003, equity in subsidiaries and affiliates was R$23.7 million, mainly generated from tax incentives. The year over year increase of 58% was basically a reflection of the increase in equity of Oxiteno Nordeste, compatible with its improved results.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	March, 31 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01846-5 Ultrapar Participações S.A.	33.256.439/0001-39

09.01 – Investments in subsidiaries and/or affiliates

08.01 - Comments on the Company’s Consolidated Performance for the Quarter

Income and Social Contribution Taxes: Income and social contribution tax expenses were R$23.7 million in 2Q03 and R$2 2.9 million in 2Q02. In the first half of 2003 income and social contribution tax expenses were R$52.6 million and R$45.2 million in the same period of 2002. The half over half increase in income and social contribution tax expenses was mainly due to the increase in non-deductible expenses.

Minority Interest: The expenses related to minority interest fell from R$30.8 million in 2Q02 to R$1.7 million in 2Q03. In the first half of 2003, minority interest was R$1.8 million, 96% lower than in the first half of 2002. This reduction reflects the corporate restructuring in the second half of 2002, when Ultrapar incorporated the minority interests of Oxiteno and Ultragaz.

Net Income: Ultrapar’s net income in 2Q03 was R$51.6 million, 21% higher than the R$42.7 million in 2Q02. In the first half of 2003, net income totaled R$111.6 million, a 67% growth compared to the same period in 2002.

EBITDA: Ultrapar’s EBITDA for 2Q03 totaled R$118.8 million, 13% higher than the R$104.9 million in 2Q02. Utragaz’s EBITDA was R$61.6 million, practically at the same level of the same period in 2002, of R$60.7 million. Oxiteno’s EBITDA was R$45.5 million, 29% higher than recorded for the same period last year as shown below. In the first half of 2003, Ultrapar’s EBITDA was 29% higher than for the first half of 2002.

EBITDA

R$ million	2Q03	2Q02	Change	1H03	1H02	Change

Ultrapar	118.8	104.9	13%	240.9	187.4	29%

Ultragaz	61.6	60.7	1%	97.6	109.2	(11%)

Oxiteno	45.5	35.4	29%	120.1	61.2	96%

Ultracargo	10.1	6.9	46%	20.1	14.1	43%

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	March, 31 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01846-5 Ultrapar Participações S.A.	33.256.439/0001-39

09.01 – Investments in subsidiaries and/or affiliates

1-Item	2 – Company Name	3 - Corporate Taxpayer Number (CNPJ)	4 - Classification	5 -% of ownership interest investee	6 - % of investor’s net equity	7 - Type of company	8 - Number of shares held in the current quarter (in thoustands)	9 - Number of shares held in the previous quarter (in thousands)

01	Ultraquímica	34.266.973/0	Closely-held	100.00	39,54	Commercial,	2,461	2,461
	Participações Ltda.	001-99	subsidiary			industrial and other
02	Ultragaz Participações Ltda.	57.651.960/0	Closely-held	100.00	16,29	Commercial,	4,336	4,336
		001-39	subsidiary			industrial and other
03	Ultracargo	55.215.487/0	Closely-held	100.00	8,52	Commercial,	2,857	2,857
	Participações Ltda.	001-11	subsidiary			industrial and other
04	Ultratecno	53.690.921/0	Closely-held	100.00	0,67	Commercial,	65,159	65,159
	Participações Ltda.	001-90	subsidiary			industrial and other
05	Imaven	e 61.604.112/0	Closely-held	100.00	3,41	Commercial,	27,734	27,734
	Agropecuária Ltda.	001-46	subsidiary			industrial and other
06	Oxiteno S.A. - Indústria	62.545.686/0	Closely-held	100.00	55,30	Commercial,	35,102	35,102
	e Comércio	001-53	subsidiary			industrial and other

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	March, 31 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01846-5 Ultrapar Participações S.A.	33.256.439/0001-39

17.01 - REPORT ON LIMITED REVIEW – UNQUALIFIED

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT
To the Shareholders and Management of
Ultrapar Participações S.A.
São Paulo - SP - Brazil

1. We have reviewed the accompanying quarterly financial information of Ultrapar Participações S.A. (the “Company”) and subsidiaries as of and for the three and six-month periods ended June 30, 2003 and 2002, prepared under the responsibility of management and in conformity with Brazilian accounting practices, consisting of the balance sheets (Company and consolidated), the statements of income and the performance report, all expressed in Brazilian reais.

2.  We conducted our reviews in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON) together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to criteria adopted in preparing the quarterly financial information, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and operations of the Company and its subsidiaries.

3. Based on our reviews, we are not aware of any material modification that should be made to the quarterly financial information referred to in paragraph 1 for it to be in conformity with Brazilian accounting practices and standards issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory quarterly information.

4. The accompanying quarterly financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, July 25, 2003

Index

Group	Table	Description	Page
01	01	Identification	01
01	02	Head office	01
01	03	Investor relations director (Company mailing address)	01
01	04	ITR reference	01
01	05	Capital composition	02
01	06	Characteristics of the Company	02
01	07	Companies excluded from the consolidated financial statements	02
01	08	Dividends approved and/or paid during and after the quarter	02
01	09	Subscribed capital and changes in the current year	03
01	10	Investor relations director	03
02	01	Balance sheet – assets	04
02	02	Balance sheet – liabilities and stockholders' equity	05
03	01	Statement of income	06
04	01	Notes to the quarterly information	07
05	01	Comments on the Company’s performance for the quarter	27
06	01	Consolidated balance sheet – assets	28
06	02	Consolidated balance sheet – liabilities and stockholders’ equity	29
07	01	Consolidated statement of income	30
08	01	Comments on the consolidated performance for the quarter	31
09	01	Investments in subsidiaries and/or affiliates	34
17	01	Report on special review – unqualified	35
		Ultraquímica Participações Ltda
		Ultragaz Participações Ltda
		Ultracargo Participações Ltda.
		Ultratecno Participações Ltda.
		Oxiteno S.A. Indústria e Comércio
		Imaven Imóveis e Agropecuária Ltda.

ITEM 3

NOTICE TO SHAREHOLDERS

ULTRAPAR PARTICIPAÇÕES S.A.

CNPJ nº 33.256.439/0001-39

A PUBLICLY HELD COMPANY

DISTRIBUTION OF DIVIDENDS

The Board of Directors of Ultrapar Participações S.A., at its meeting held on August 06, 2003, approved the distribution of dividends, to be paid out of net profit account of the first semester of 2003, in the amount of R$ 33,000,050.88 (thirty three million and fifty reais and eighty eight centavos), to be paid from August 29, 2003 without remuneration or monetary restatement.

The holders of common shares will receive the dividend of R$ 0.461996 and holders of preferred shares will receive the dividend of R$ 0.508195 per thousand shares, already excluded from the calculation shares held as treasury stock.

The record date for dividend rights will be August 18, 2003. Shares will be traded ex-dividend as of August 19, 2003 on the São Paulo Stock Exchange and as of August 14, 2003 on the New York Stock Exchange.

São Paulo, August 07, 2003.

Fabio Schvartsman
Investor Relations Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.

By:	/s/ Fabio Schvartsman

	Name:	Fabio Schvartsman
	Title:	Chief Financial Officer